MEMORANDUM OF AGREEMENT

                                 April 16, 1997



Beacon Properties L.P. ("Beacon") understands that SSB Realty, Inc. ("State Street") has received from the owner (the "Seller") of the building commonly known as and numbered 225 Franklin Street, Boston, Massachusetts (the "Property") a notice pursuant to Subsection 24.1(b) of State Street's lease that Seller intends to sell the Property. Pursuant to said subsection of the lease, State Street is entitled to signify its willingness to purchase the Property by so notifying Seller not later than April 18, 1997.

State Street is willing to provide such notice based upon and in consideration of the following agreements between State Street and Beacon:

A. Beacon will lend to State Street an amount equal to the purchase price required to close the transaction, repayment of which shall be secured by a first mortgage on the Property. Said loan shall be for a period of thirty-six (36) months calling for monthly payments of interest only, which interest shall be at an annual rate equal to the rate of interest offered by State Street Bank and Trust Company, from time to time, to its prime commercial real estate borrowers. Any accrued interest and all principal shall be due at maturity.

     State Street shall have the right to sell the Property to Beacon and to require Beacon to purchase same, upon written notice from State Street to Beacon, subject to the above financing for a purchase price equal to the amount of the financing to which the Property is then subject, plus an amount set forth in a separate letter of this date between Beacon and State Street.

     Beacon shall have the right to purchase the Property from State Street and to require State Street to sell same, upon written notice from Beacon to State Street, subject to such financing for a purchase price equal to the amount of the financing to which the Property is then subject, plus an amount set forth in a separate letter of this date between Beacon and State Street.

     Either of said purchase and sale transactions shall be substantially on the same terms and conditions as the purchase and sale transaction pursuant to which State Street acquired title to the Property from Seller, except as herein modified.

     In any event, upon acquisition of title, State Street will take all steps necessary to be certain that State Street's leasehold estate in a portion of the Property does not merge with State Street's ownership of the Property.

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B.   After Seller's receipt of such notice from State Street, Seller and State
     Street are to proceed in good faith to finalize the terms and conditions for the purchase and sale of the Property. Beacon and State Street shall cooperate with each other such that the terms and conditions to be agreed upon by Seller and State Street will be acceptable to Beacon. Although negotiations of the Purchase and Sale Agreement have not commenced, it is anticipated by Beacon and State Street that the Purchase and Sale Agreement will afford to the purchaser the opportunity to conduct commercially reasonable due diligence and to terminate the obligation to consummate the purchase and sale transaction if the purchaser is dissatisfied with the results of its investigations.

C. Promptly following the aforesaid notice from State Street to Seller, and as soon as and to the extent Beacon or State Street is legally able so to do, Beacon will, on behalf of itself and of State Street, conduct its customary due diligence of the Property in order to determine whether the Property is suitable for purchase, using Beacon's own standards of due diligence as though Beacon were purchasing the Property for its own account. All third party reports furnished or made available to Beacon shall be similarly furnished and made available to State Street.

D. Reference is made to that certain Non-Disclosure Agreement dated April 1, 1997, executed by Beacon Properties Acquisition, LLC in favor of SSB Realty Co., Inc. [sic] and intending to be in favor of State Street (the "Non-Disclosure Agreement"). The terms and provisions of the Non-Disclosure Agreement are hereby ratified and confirmed by Beacon and are intended to survive the execution of this Memorandum of Agreement, regardless whether the transaction contemplated is closed.

     Beacon further agrees that if the transaction contemplated by this Memorandum of Agreement is not consummated, Beacon will not use the Material (as defined in the Non-Disturbance Agreement) to Beacon's advantage in any manner which is adverse to the Seller or any ultimate purchaser of the Property. The indemnity set forth in the Non-Disclosure Agreement shall also be considered applicable to the foregoing sentence.

E. State Street agrees that it will not exercise any right which it may have to terminate the Purchase and Sale Agreement for the Property unless Beacon shall have consented to such termination. If Beacon elects not to go forward with the transaction contemplated by this Agreement at a time when State Street shall have the right to terminate the Purchase and Sale Agreement without incurring liability for damages to perform, State Street shall either terminate said Agreement at the request of Beacon or, if State Street elects to go forward, shall release Beacon from any and all obligations hereunder except the indemnification obligations and the obligations set forth in the Non-Disclosure Agreement which expressly survive the termination of this Memorandum of Agreement. Furthermore, Beacon hereby indemnifies State Street from any and all loss, cost or damage arising from

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          (i) State Street's failure to enter a Purchase and Sale Agreement upon request of Beacon or due to requirements imposed by Beacon, or (ii) State Street's termination of such Purchase and Sale Agreement upon request of Beacon or due to requirements imposed by Beacon.

     Executed on the date set forth above.

                                              SSB Realty, Inc.



                                              By: /s/ Thomas F. Cataldo
                                                  ----------------------------
                                                  Beacon Properties, L.P.
                                                  President

                                              By: Beacon Properties Corporation,
                                                  General Partner



                                                  By: /s/ Charles Cremens
                                                      -------------------------
                                                      Charles Cremens
                                                      Senior Vice President
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